

October 29, 2021

Theresa E. Wagler
Chief Financial Officer
Steel Dynamics, Inc.
7575 West Jefferson Blvd
Fort Wayne, IN 46804

> **Re: Steel Dynamics, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2020**
> **Response Dated October 14, 2021**
> **File No. 000-21719**

Dear Ms. Wagler:

We have reviewed your October 14, 2021, response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 23, 2021, letter.

Form 10-K for the Fiscal Year Ended December 31, 2020

Item 7
Management's Discussion and Analysis of Financial Condition and Results of Operations, page 33

1. We note your response to prior comment 2, and reissue our comment. Your statement that you have not experienced any material indirect consequences of climate-related regulation or business trends appears to be conclusory without providing sufficient detail. Please provide us with additional support for your conclusion, including with regard to the individual items noted in our prior comment.

2.   Your response to prior comment 2 indicates that your products are produced by technology that generates lower greenhouse gas emissions than many of your competitors, yet you have not experienced significant price premiums for your products. Please describe how you analyzed prices and determined whether premiums were significant. Please also tell us what consideration you gave to providing disclosure regarding opportunities resulting from increased demand for goods that generate lower greenhouse gas emissions than competing products.

3.   Your response to prior comment 3 indicates that you have not experienced any material weather-related damages to your property or operations, or a lack of availability or material increase in your insurance programs. Please provide information in support of your conclusions. Describe the weather-related damages you have experienced and the impact on your business, financial condition, and results of operations. Explain how you analyzed materiality and, to the extent you quantified amounts such as weather-related damages and/or changes in the cost or availability of insurance, please provide us with your quantification analysis.

        Please contact Jennifer Angelini at 202-551-3047 or Sergio Chinos at 202-551-7844 with any questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Manufacturing